President’s Report

In 2004, our corporate and technical successes have positioned us for an explosive year in 2005.  We are looking forward to aggressive exploration and drilling programs, our cash position has never been stronger, our market capitalization remains near all-time highs and we have successfully listed on the American Stock Exchange.

Since its founding in 1999, Cardero has focused on identifying and acquiring world-class mineral projects in the Americas. During the past five years the Company has built an impressive portfolio of properties that span three countries, encompass hundreds of thousands of hectares and have the potential for the discovery of significant tonnages of high-grade mineralization.

During 2004 Anglo American continued to aggressively explore several of the highest priority, large, IOCG targets as outlined by their 2003 Baja IOCG work program.  Anglo’s exploration efforts were focussed on the large Main Alisitos Block and designed to take the top three to four targets to drill-ready stage.   Anglo plans to commence drill testing in the first quarter of 2005.

At the 100% owned Pampa de Pongo Iron Property in Peru, Cardero’s initial drill program has been highly successful.  Initial exploration by Rio Tinto suggested a potential resource of 1,000Mt comprising approximately 75% magnetite. We anticipate that the final drill results will be announced imminently and an in-house project scoping study is scheduled to be completed during the 2nd quarter of 2005.

In Argentina we have acquired three new projects and are excited by the strategic location of the Cerro Atajo Porphyry property.  Finally our Project Generation team continues to relentlessly seek high profile, world-class potential, advanced and grass-roots district scale properties and plays on your behalf.

Cardero’s financial strength has continued to grow each year. On December 31, 2004, Cardero had almost $20 million ($0.48 per share) in the treasury, a dramatic increase from $2.5 million ($0.08 per share) the previous year. Cardero’s market capitalization closed 2004 at $134.5 million, up from $83.8 million the prior year.  The average share price in 2004 increased to $3.03 from $1.61 the prior year. The most significant increase has been the total value of securities traded which increased to $61.9 million in 2004 from $6.6 million two years ago.

It has been an exciting year for all of us, and on behalf of the Board of Directors, its Officers and Management, I would like to thank all our shareholders for your continued loyalty and support.   We sincerely hope that the coming year will be a headline year for your Company.

On behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen”

President & CEO

March 15, 2005